Exhibit 12(b)

General Electric Capital Corporation

and consolidated affiliates

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year ended December 31
(Dollars in millions)	2008		2007	2006	2005	2004

Earnings(a)		$5,991	$12,914	$11,522	$9,555	$9,219
Plus
Interest included in expense(b)		24,943	22,588	17,688	13,895	10,907
One-third of rental expense(c)		172	337	307	301	279
Adjusted “earnings”		$31,106	$35,839	$29,517	$23,751	$20,405

Fixed Charges:
Interest included in expense(b)		$24,943	$22,588	$17,688	$13,895	$10,907
Interest capitalized		65	80	77	72	37
One-third of rental expense(c)		172	337	307	301	279
Total fixed charges		$25,180	$23,005	$18,072	$14,268	$11,223

Ratio of earnings to fixed charges		1.24	1.56	1.63	1.66	1.82

Preferred stock dividend requirements	$	−	$–	$3	$56	$45

Ratio of earnings before provision for
income taxes to earnings from
continuing operations		0.72	1.06	1.12	1.12	1.2

Preferred stock dividend factor on
pre tax basis		−	–	3	63	54
Fixed charges		25,180	23,005	18,072	14,268	11,223

Total fixed charges and preferred
stock dividend requirements		$25,180	$23,005	$18,075	$14,331	$11,277

Ratio of earnings to combined fixed
charges and preferred stock dividends		1.24	1.56	1.63	1.66	1.81

(a)	Earnings before income taxes, minority interest and discontinued operations.
(b)	Included interest on tax deficiencies.
(c)	Considered to be representative of interest factor in rental expense.

(1)